UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of June 2020

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Federal Taxpayers’ Registry (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

NOTICE TO THE MARKET

Complementary information to detail the amendment to Oi's

Judicial Reorganization Plan (JRP)

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”), in accordance with article 157, paragraph 4, of Law No. 6,404/76 (“LSA”) and further to the Material Fact disclosed on June 15, 2020, seeking to resolve possible doubts about the details of the operations included in the proposal for the amendment to the JRP announced to the market, communicates to its shareholders and the market in general the following:

The Amendment to the JRP provides for the segregation of 4 (four) distinct Isolated Productive Units (“UPIs”) comprising assets, liabilities and rights of Reorganization Entities associated with (a) mobile operation (“UPI Mobile Assets”); (b) passive infrastructure (“UPI Towers” and “UPI Data Center”); and (c) the operation of telecommunications networks (“UPI InfraCo”).

UPI InfraCo will be composed of 100% of the shares issued by SPE InfraCo, which will bring together infrastructure and fiber assets related to the Oi Group’s access and transport networks already included in its capital, either in the form of a direct assignment, or in the form of an indefeasible right of use assignment (IRU), as well as new infrastructure investments yet to be made, with the goal of accelerating investments in the expansion of its fiber optic networks, based on a more flexible and efficient capital structure and a greater ability to attract and use new resources.

Oi is in the process of structuring SPE InfraCo, whose capital will consist of common and preferred shares, up to a limit of 50% of the capital composed of preferred shares.

The Amendment to the JRP provides for the transfer of control of SPE InfraCo through a competitive process, under the terms of Law no. 11,101/05 (the Reorganization and Bankruptcy Law, “RBL”), which will guarantee the winner 51% of InfraCo's common shares, and this participation may represent between 25.5% and 51.0% of the company's economic capital.

This transfer of control will take place through:

1.      Payment of a minimum secondary tranche of R$ 6.5 billion to the Reorganization Entities. Assuming this minimum installment as representing 25.5% of the economic capital (and 51% of the voting capital) of the company, the minimum valuation estimate for 100% of the value of SPE InfraCo's shares would be R $ 25.5 billion. Oi will adjust, as provided for in the Amendment, the division of the economic capital of SPE InfraCo between common shares and preferred shares based on additional assessments under development as part of the market sounding being carried out by its financial advisors for the partial sale in reference.

2.      Guarantee that the SPE InfraCo will comply with the following obligations:

a.       Settlement of existing debt not subject to judicial reorganization of R$ 2.4 billion in favor of the Reorganization Entities, within 3 months from the effective transfer of control

b.      Full compliance with the investment plan until 2024, which will be presented to potential buyers

This guarantee should be given through a capital contribution of up to R$ 5 billion at the closing of the transaction and/or the investor's obligation to make timely additional capital contributions to the company between closing and 2024 (and limited to the difference between the amount contributed and the amount of R$ 5 billion) if the company is unable to comply with the agreed obligations.

We will keep the market informed as new notices or material facts becomes necessary.

Rio de Janeiro, June 17, 2020.

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer

Special Note Regarding Forward-Looking Statements

This Material Fact contains forward-looking statements. Statements other than historical facts, including statements of the Company’s beliefs and expectations, business strategies, future synergies, cost savings, future costs and future liquidity, are forward-looking statements.. The words “will,” “must,” “should,” “could,” “anticipates,” “intends,” “believes,” “estimates,” “expects,” “predicts,” “plans,” “targets,” “objective,” “projects,” “forecasts” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. There is no guarantee that the expected events, tendencies or expected results will actually occur. Such statements reflect the current view of the Company’s management and are subject to various risks and uncertainties. These statements are based on several assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operating factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to the Company or its affiliates, or people acting on their behalf, are expressly qualified in their entirety by the cautionary notices set forth in this paragraph. No undue reliance should be placed on these statements. Forward-looking statements speak only as of the date on which they were made. Except as otherwise required by federal securities laws of Brazil or of the United States, or by the rules and regulations of the CVM, the SEC, or applicable regulatory authorities of other countries, the Company and its affiliates do not have any intention or obligation to update or publicly announce the results of any revisions to any of its forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting forward-looking statements. However, it is advisable to consult other disclosures made by the Company on matters related to reports and communications filed by the Company within the CVM and the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2020

OI S.A. – In Judicial Reorganization

By:  /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer